July 21, 2010
Via EDGAR and Facsimile
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Mr. H. Roger Schwall
Assistant Director

Re:	Superior Energy Services, Inc.
Annual Report on Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-34037
Dear Mr. Schwall:
          By letter dated June 30, 2010, the Staff provided to Superior Energy Services, Inc. certain comments with respect to its review of our Annual Report on Form 10-K for Fiscal Year Ended December 31, 2009. Our responses to the Staff’s letter are contained herein. In responding to each comment, we have reproduced below the full text of the Staff’s comment, which is followed by our response.
Item 1. Business, page 1
Drilling Products and Services (formerly Rental Tools), page 2
Comment 1. We note your reference here to operations in “Latin America, North America, the North Sea region, Continental Europe, the Middle East, Central Asia, West Africa and the Asia Pacific region.” We further note additional references throughout your filing to “non-United States operations” and “international operations”. Please disclose the specific countries outside of the United States in which you operate and reference them in a consistent manner.

Response: During fiscal year 2009, we provided services and equipment in over 53 foreign countries. As we note in our filings (see “Factors impacting our 2009 financial performance,” page 19), we attribute revenue to the country or location where the services are performed or the products are destined.

United States Securities and Exchange Commission
Mr. H. Roger Schwall
July 21, 2010
Our drilling products and services segment, which you reference in the comment, transacted business in over 40 countries during 2009. Thus, we propose to disclose the number of foreign countries in which we provided services or equipment during the period, but also continue to reference the regions where that segment derives revenues (namely, Latin America, North America, the North Sea region, Continental Europe, the Middle East, Central Asia, West Africa and the Asia Pacific region).

During 2009 our subsea and well enhancement (formerly well intervention) segment provided services in over 40 countries. In our future filings, we propose to add the following disclosure regarding the regions in which our subsea and well enhancement segment operates, to be consistent with our disclosure for the drilling products and services segment:
“Our subsea and well enhancement segment conducts operations in [___] countries within Latin America, North America, the North Sea region,] Continental Europe, the Middle East, Central Asia, West Africa and the Asia Pacific region.”
Our marine segment operated in the Gulf of Mexico and the Caribbean, which we disclosed and will continue to disclose by region.

When we discuss our revenues generated from geographic regions, the term “International” means all locations outside of the United States and the U.S. Gulf of Mexico. In response to your comment regarding a consistent reference for our operations outside of the United States and the U.S. Gulf of Mexico, we will only use the term “international operations” in future filings and eliminate any reference to “non-U.S. operations.”

For your reference, Schedule 1 attached to this letter identifies the specific foreign countries in which our drilling products and services segment and subsea and well enhancement segment provided services and equipment during fiscal year 2009.
Potential Liabilities and Insurance, page 3
Comment 2. We note your disclosure that you “maintain insurance against risks that [you] believe is consistent in types and amounts with industry standards and is required by [y]our customers.” We also note the related risk factor, “The dangers inherent in our operations ....” beginning on page 10. In light of recent events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability arising from any catastrophic occurrences involving your services or equipment. For example, and without limitation, please address the following:
•	Disclose your indemnification obligations and those of your customers with regard to such occurrences. For example, disclose the monetary limits with

United States Securities and Exchange Commission
Mr. H. Roger Schwall
July 21, 2010
respect to your obligations to indemnify customers in connection with the legal and financial consequences of such occurrences. In addition, clarify the types of claims that could be asserted by you or your employees for which you customarily provide contract indemnity to your clients. Please provide us with illustrative examples of such claims.

•	Disclose whether your existing insurance would cover any claims made against you related to such occurrences by or on behalf of individuals who are not your employees. Disclose whether your customers would be obligated to indemnify you against any such claims.

•	Regarding the insurance you maintain against the risk of such occurrences “consistent in types and amounts with industry standards [and] required by [y]our customers”, please provide us with illustrative examples of the types of coverage maintained. Include the policy limits and relevant deductibles related to such coverage. Please also enhance or clarify the related disclosure in the risk factor “The dangers inherent in our operations ... .“as necessary.
Please provide a sample of your proposed disclosure for our review.

Response: Our potential liability arising from the operational risks that are inherent in the oil and gas industry is for personal injury, loss of life, damage to or destruction of wells, production facilities or other property or equipment, and damages to the environment, all as set forth in our risk factor. These liabilities arise from our provision of services, as well as our oil and gas operations that are conducted by us directly and through equity-method investments. As evidenced by the current situation in the Gulf of Mexico, these damages can be substantial and are not quantifiable in the abstract. As a result, we believe we fully and correctly identify the material types of liabilities that we could incur in connection with a catastrophic event arising in connection with our business operations.

We contract to provide services for our customers generally pursuant to master service agreements. These agreements provide for indemnification rights of the parties in certain events. The exact terms and conditions of a master services agreement, however, are negotiated between the parties, and the indemnification rights can vary significantly depending upon many factors, including the geographic area of the world, the particular service being performed and the parties’ negotiating leverage. The most common form of indemnification rights contained in oil and gas industry master service agreements provide that each party will indemnify and hold harmless the other party’s “group” (generally defined as a party, its employees, agents, contractors and subcontractors) from any claims asserted by members of the indemnifying party’s group arising out of the services performed pursuant to the agreement. The negligence or fault of the indemnified group is not considered in determining whether indemnification is proper. The types of claims covered under master services agreement are personal injury, death and sickness of individuals and property damage, loss or destruction (including those resulting from

United States Securities and Exchange Commission
Mr. H. Roger Schwall
July 21, 2010
well control events) and pollution. In addition, service providers such as us may be liable for indemnification of the customer group for personal injury or death or property damage sustained by third parties, but then generally only to the extent of the service provider’s negligence or fault. An illustrative example of how the indemnification obligation would work under a typical master service agreement is to assume an employee of ours is working on a client’s jobsite and further assume that that employee is injured as a result of the negligence of an employee of the customer or another contractor of the customer. This is the most common type of issue that arises in our business. In that instance, we would be obligated to indemnify the customer and its other contractors for any damages that our employee would be awarded, notwithstanding the fact that the injury was entirely caused by the negligence of a third party. Conversely, if our negligence at a worksite caused injury to an employee of the customer or another contractor, the customer would indemnify us for any damages we may owe to the injured employee. The same result would apply to property damage and pollution; we would only be responsible for our property and pollution emanating from our equipment. We would not have any responsibility for the wellbore, well control or pollution emanating from the well. To the extent the allocation of liabilities is not expressly addressed within the agreement or the particular indemnification obligation is unenforceable as a matter of law, applicable governing law would determine what, if any, indemnification liability a party would have in a catastrophic event.

These indemnification obligations contained in master services agreements customarily do not have any monetary limits (except when a liability is assumed that is ordinarily assumed by the designated operator, and in those instances we attempt to negotiate limits of anywhere between $250,000 and $2 million, but in a few exceptional circumstances have accepted limits of $5 million), and our insurance generally would cover our indemnification obligations, subject to applicable retention levels, deductibles and policy limits. In addition, our insurance would generally cover any damages we incur that would otherwise be indemnified by a third party but for any reason are not. The following table sets forth a list of the types of insurance policies we maintain, and the applicable limits for these types of occurrences:

Primary Liability Insurance Coverages (Non-marine Operations)	Limits
Workers Compensation	Statutory
Employers Liability (EL), to include claims asserted under the Jones Act	$1,000,000
Commercial General Liability (CGL), to include operations, products, contractual liability and sudden and accidental pollution events	$1,000,000
Automobile Liability (AL)	$1,000,000
Aviation Liability, to include non-owned aircraft	$5 to $50,000,000

Primary Liability Insurance Coverages (Marine Operations)
Maritime Protection & Indemnity (P&I) Liability	$1,000,000
Charterer’s Legal Liability	$10,000,000

Excess Liability Insurance Coverages (Marine and Non-marine Operations)
First layer excess of primary EL, CGL, AL and Aviation	$10,000,000
First layer excess of primary P&I and Charterer’s Liability	$49,000,000
Second layer excess of EL, CGL, AL, Aviation and P&I	$40,000,000
Final layer excess of above limits -	$50,000,000

United States Securities and Exchange Commission
Mr. H. Roger Schwall
July 21, 2010

Total Liability Limits Under Above Insurance Program
Non-Marine Operations	$100,000,000
Marine Operations	$140,000,000
The following table sets forth the applicable per occurrence deductibles under the above-referenced insurance policies:

Workers Compensation and Employers Liability	$250,000
Commercial General Liability	$250,000
Auto Liability	Nil
Aviation Liability	Nil
Protection & Indemnity	$500,000
Charterer’s Liability	$25,000
With respect to the Bullwinkle platform and related assets located in the Gulf of Mexico that we bought in the first quarter of 2010, we maintain the following additional insurance policies, and the applicable limits for these types of occurrences:

Commercial General Liability, including contractual and S&A pollution	$100,000,000
Operator Extra Expense/Control of Well	$150,000,000
Physical Damage to platform and pipelines, to include named windstorm	$180.000.000

Retentions are $1,000,000US for operational risks, $5,000,000 for wind risks.
In our future filings, we intend to include the following disclosure in Item 1. Business:
Potential Liabilities and Insurance
Our operations involve a high degree of operational risk and expose us to significant liabilities. Failure or loss of our equipment could result in personal injury, damage or loss of property and equipment, environmental accidents and pollution and other damages for which we could be liable. Litigation arising from a catastrophic occurrence, such as a sinking of a marine vessel or a fire, explosion or well blowout at a location we lease or where our equipment and services are used may result in substantial claims for damages. We also may have limited exposure to liability for economic losses sustained by third parties due to catastrophic occurrences.
In addition to liability exposure for our own actions, we may also be liable for damages caused by the fault of third parties, including our customers. This is due to the indemnification rights contained in most of our customer contracts, pursuant to which we agree to indemnify our customers for any personal injuries or property damages sustained by our personnel or equipment.

United States Securities and Exchange Commission
Mr. H. Roger Schwall
July 21, 2010
We maintain insurance against risks that we believe is consistent in types and amounts with industry standards and is required by our customers, including coverage for our contractual indemnification obligations. Changes in the insurance industry in the past few years have led to higher insurance costs and deductibles as well as lower coverage limits, causing us to rely on self-insurance against many risks associated with our business. The availability of insurance covering risks we typically insure against may continue to decrease, and the costs of such insurance and deductibles may continue to increase, forcing us to self-insure against more business risks, including the risks associated with hurricanes. The insurance that we are able to obtain may have higher deductibles, higher premiums, lower limits and more restrictive policy terms.
Also, in our future annual filings, we intend to include the following disclosure in Item 1.A. Risk Factors:
The dangers inherent in our operations and the limits on insurance coverage could expose us to potentially significant liability costs and materially interfere with the performance of our operations.
Our operations are subject to numerous operating risks inherent in the oil and gas industry that could result in substantial losses. These risks include the following:
•	fires;

•	explosions, blowouts and cratering;

•	hurricanes and other extreme weather conditions;

•	mechanical problems, including pipe failure;

•	abnormally pressured formations; and

•	environmental accidents, including oil spills, gas leaks or ruptures, uncontrollable flows of oil, gas, brine or well fluids, or other discharges of toxic gases or other pollutants.
These risks affect our provision of oilfield services and equipment, as well as our oil and gas operations. Our liftboats and marine vessels are also subject to operating risks such as marine disasters, adverse weather conditions, collisions and navigation errors.
The realization of any of these risks could result in catastrophic events causing personal injury, loss of life, damage to or destruction of wells,

United States Securities and Exchange Commission
Mr. H. Roger Schwall
July 21, 2010
production facilities or other property or equipment, or damages to the environment, which could lead to claims against us for substantial damages. A catastrophic event could also subject us to clean-up obligations, regulatory investigation, penalties or suspension of operations. In addition, certain of our employees who perform services on offshore platforms and marine vessels are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law. These laws make the liability limits established by federal and state workers’ compensation laws inapplicable to these employees and instead permit them or their representatives to pursue actions against us for damages for job related injuries generally without limitation. Realization of any of the foregoing by our equity-method investments engaged in oil and gas production could result in significant impairment to our related equity-method investment balances.
As a result of indemnification obligations contained in most of our customer contracts, we may also be required to indemnify our customers for any damages sustained by our employees or equipment, regardless of whether those damages were caused by us.
We maintain several types of insurance to cover liabilities arising from our operations. These policies include primary and excess umbrella liability policies with limits of $100 million dollars per occurrence, including sudden and accidental pollution incidents. We also maintain property insurance on our physical assets, including marine vessels and operating equipment and platforms and wells. The cost of many of the types of insurance coverage maintained for our oil and gas operations has increased significantly due to losses as a result of hurricanes that occurred in the Gulf of Mexico in recent years and resulted in the retention of significant additional risk of loss by us and our equity-method investments, primarily through higher insurance deductibles. Also, most of these property insurance policies now have annual aggregate limits, rather than occurrence-based limits, for named storm damages and significantly higher deductibles for wind damage. Very few insurance underwriters offer certain types of insurance coverage maintained by us, and there can be no assurance that any particular type of insurance coverage will continue to be available in the future, that we will not accept retention of additional risk through higher insurance deductibles or otherwise, or that we will be able to purchase our desired level of insurance coverage at commercially feasible rates.
The frequency and severity of incidents relating to our operating risks affect our operating costs, insurability, revenue derived from our equity-method investments, and relationships with customers, employees and regulators. Any increase in the frequency or severity of such incidents,

United States Securities and Exchange Commission
Mr. H. Roger Schwall
July 21, 2010
or the general level of compensation and damage awards with respect to such incidents, could adversely affect our ability to obtain insurance or projects from oil and gas companies. Also, any significant uninsured losses could have a material adverse effect on our financial position, results of operations and cash flows.
Item 1A. Risk Factors, page 6
“We are susceptible to adverse weather conditions in the Gulf of Mexico.”, page 9
Comment 3. We note your disclosure that “[d]ue to the losses as a consequence of the hurricanes that occurred in the Gulf of Mexico in recent years, we have not been able to obtain insurance coverage comparable with that of prior years”. With a view toward disclosure, please tell us your current policy limits and relevant deductibles related to such coverage, and compared such amounts to the coverage your obtained “in prior years”.

Response: Losses as a result of hurricanes that occurred in the Gulf of Mexico in recent years severely impacted the cost and availability of insurance coverage for first party property damage resulting from named windstorm events. Prior to 2005, essentially all property insurance policies were written with an occurrence limit for named storm damages. Since hurricanes Katrina and Rita devastated the Gulf of Mexico region in 2005, essentially all property insurance policies are now written with an annual aggregate limit for named storm damages, with higher premiums and with higher wind deductibles. These changes have significantly limited the amount of coverage we are able to obtain for real properties located in the coastal areas of the Gulf of Mexico, as well as coverage for our offshore contractor’s equipment, both of which have experienced premium increases of between 40% and 60%. Our coverage for first party property damage resulting from named windstorm events includes a real property deductible of $25,000 for non-wind events and $250,000 for damages resulting from named storms. Our coverage for contractor’s equipment includes deductibles of $50,000 for non-wind events and $250,000 for wind damages.

In our future annual filings, we intend to include the following disclosure in Item 1.A. Risk Factors:
We are susceptible to adverse weather conditions in the Gulf of Mexico.
Certain areas in and near the Gulf of Mexico experience hurricanes and other extreme weather conditions on a relatively frequent basis. Substantially all of our assets offshore and along the Gulf of Mexico are susceptible to damage or total loss by these storms. Although we maintain insurance on our properties, due to the significant losses incurred as a consequence of the hurricanes that occurred in the Gulf of Mexico in

United States Securities and Exchange Commission
Mr. H. Roger Schwall
July 21, 2010
recent years these coverages are not comparable with that of prior years. For instance, since 2006, our insurance policies now have an annual aggregate limit, rather than an occurrence limit. Also, our deductible for wind damage versus non-wind events is between five and ten times higher. Thus, we are at a greater risk of loss due to severe weather conditions. Any significant uninsured losses could have a material adverse effect on our financial position, results of operations and cash flows.
Damage to our equipment caused by high winds and turbulent seas could cause us to curtail or suspend service operations for significant periods of time until damage can be assessed and repaired. Moreover, even if we do not experience direct damage from any of these storms, we may experience disruptions in our operations because customers may curtail or suspend their development activities due to damage to their platforms, pipelines and other related facilities. We do not maintain business interruption insurance that would protect us in these events.
“We depend on significant customers,”, page 9
Comment 4. We note that BP accounted for approximately 11% of your total revenue in 2009 and 2008. Given the recent events in the Gulf of Mexico, and with a view toward disclosure, tell us the amount of decreased revenue from BP that would have a material adverse effect on your business and operations and discuss any alternative sources of revenue which you believe will allow you to replace your revenues from BP. If you do not believe there is any material risk of loss to your revenues due to recent events in the Gulf of Mexico involving BP, please so state affirmatively and provide a detailed discussion of your basis for such beliefs.

Response: We do not believe there is any material risk of loss to our revenues due to recent events in the Gulf of Mexico involving BP. As reported in our Annual Report on Form 10-K for Fiscal Year Ended December 31, 2009, BP accounted for approximately 11% of our 2009 and 2008 total revenue. However, approximately 70% of revenue derived from BP during these periods was generated pursuant to a Wreck Removal Contract dated December 31, 2007 (the “Wreck Removal Contract”), by and among our subsidiary Wild Well Control, Inc., BP America Production Company, Chevron U.S.A. Inc. and GOM Shelf LLC (Exhibit 10.2 to our Annual Report on Form 10-K for Fiscal Year Ended December 31, 2009). Pursuant to the Wreck Removal Contract, we agreed to decommission seven oil and gas platforms and related well facilities located offshore Louisiana that were destroyed by hurricane Katrina for a fixed sum of $750 million. The magnitude of the work performed by us under this contract is of a type that is infrequent in occurrence.

The recent events in the Gulf of Mexico involving BP have not materially impacted our performance under the Wreck Removal Contract. Further, we have completed

United States Securities and Exchange Commission
Mr. H. Roger Schwall
July 21, 2010
approximately 99.5% of the work under this contract as of June 30, 2010, and expect to complete the remaining work during the third quarter of 2010.

Excluding the revenue derived under the Wreck Removal Contract, BP has not accounted for a significant portion of our revenues in prior years, and we do not currently expect BP to do so going forward. Specifically, excluding revenue attributable to the Wreck Removal Contract, BP accounted for less than 4% of our revenues for the fiscal years 2009, 2008 and 2007. As of March 31, 2010, BP has accounted for approximately 7% of our revenues, approximately 67% of which is attributable to the to the Wreck Removal Contract.

Finally, at this time, we are unable to determine what, if any, impact the recent events involving BP will have on our revenues. For example, the short-term effect has actually resulted in an increase of expected revenues from our Gulf of Mexico operations due to clean up and containment efforts. However, we will continue to monitor events in the Gulf of Mexico and update our disclosures as events dictate.
* * * * * * * * *
          Superior Energy Services, Inc. represents to the Securities and Exchange Commission and its Staff that we are responsible for the adequacy and accuracy of the disclosures in our filings. We further acknowledge that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, we will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
          Thank you for your assistance with these matters. If you have any questions or comments, please contact me at your earliest convenience at (504) 587-7374.

Sincerely,
/s/ William B. Masters
William B. Masters
Executive Vice President and General Counsel

cc:	Terence E. Hall
David D. Dunlap

Schedule 1
Locations of International Operations

Subsea and Well Enhancement

Latin America:
Brazil
Bolivia
Colombia
Mexico
Peru
Trinidad
Venezuela
North America:
Canada
North Sea Region:
Netherlands
Norway
Continental Europe:
France
Germany
Hungary
Portugal
Russia
Switzerland
United Kingdom
The Middle East:
Azerbaijan
Israel
Kazakhstan
Kuwait
Oman
Qatar
Saudi Arabia
Turkmenistan
United Arab Emirates (U.A.E.)
Central Asia:
China
India
Africa:
Angola
Congo
Egypt
Equatorial Guinea
Libya
Mozambique
Nigeria
Tunisia
Asia Pacific:
Australia
Indonesia
Malaysia
New Zealand
Singapore
Drilling Products and Services

Latin America:
Argentina
Brazil
Chile
Colombia
Ecuador
El Salvador
Mexico
Peru
Trinidad
Uruguay
Venezuela
North America:
Canada
North Sea Region:
Netherlands
Norway
Continental Europe:
Belgium
Denmark
France
Germany
Russia
United Kingdom
The Middle East:
Azerbaijan
Kazakhstan
Qatar
Saudi Arabia
Turkmenistan
United Arab Emirates (U.A.E.)
Central Asia:
China
Africa:
Angola
Chad
Egypt
Equatorial Guinea
Gabon
Libya
Morocco
Mozambique
Nigeria
Asia Pacific:
Australia
Brunei
Indonesia
Malaysia
Singapore
Vietnam